Exhibit 2.2


                              AMENDMENT NO. 1
                                     TO
                          ASSET PURCHASE AGREEMENT

            AMENDMENT NO. 1, dated as of March 30, 2001 (this "Amendment"), to the Asset Purchase Agreement, dated as of January 26, 2001 (the "Purchase Agreement"), between INTERPOOL, INC., a Delaware corporation ("Seller") and TRANSPORT INTERNATIONAL POOL, INC., a Pennsylvania corporation ("Purchaser"). Capitalized terms not otherwise defined herein have the respective meanings set forth in the Purchase Agreement.

                           W I T N E S S E T H :

            WHEREAS, Seller and Purchaser desire to exercise their right pursuant to Section 11.1 of the Purchase Agreement to amend the Purchase Agreement as set forth below.

            NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which hereby is acknowledged, the parties hereby agree as follows:

1. Amendment to Section 2.1 of the Purchase Agreement. The introductory clause of Section 2.1 of the Purchase Agreement hereby is amended to read in its entirety as follows:

            "Subject to the provisions of Section 2.8 hereof, at the Closing, Seller shall (and shall cause the Designated Subsidiaries to) sell, transfer, assign, convey and deliver to Purchaser, and Purchaser shall purchase and acquire from Seller and the Designated Subsidiaries, any and all of Seller's and the Designated Subsidiaries' right, title and interest in, to and under all of the assets of Seller and the Designated Subsidiaries set forth below in this Section 2.1 (any and all such assets, but excluding the Excluded Assets, the "Acquired Assets"):"

2. Amendment to Section 2.5 of the Purchase Agreement. Subsections (a), (b) and (c) of Section 2.5 of the Purchase Agreement hereby are amended and restated in their entirety to read as follows:

                  "(a) (i) Subject to the terms and conditions of this
            Agreement, in consideration of the aforesaid sale, transfer, assignment, conveyance and delivery of the Acquired Assets to Purchaser, Purchaser shall (i) assume the Assumed Liabilities (including, without limitation, the assumption and novation of the Indebtedness) and (ii) pay to Seller an aggregate amount (the "Purchase Price") equal to (A) the sum of (1) two hundred eighty-eight million six hundred eighty seven thousand five hundred twelve dollars [($288,687,512)], (2) the Indebtedness Shortfall Amount, if any, (3) the Closing Day Amount, (4) the Net Assets Adjustment Amount and (5) the aggregate Delayed Delivery Unit Amounts minus the sum of (i) the aggregate amount of security deposits shown on the Closing Date Schedule of Security Deposits, (ii) thirty nine thousand two hundred sixty one dollars ($39,261), representing Purchaser's share of certain costs required to obtain one of the novations contemplated by Section 5.4 hereof, and (iii) twenty-six thousand sixty-seven dollars ($26,067), representing an adjustment for errors in the September 30, 2000 statement of assets. The Purchase Price shall be subject to post-Closing adjustment as provided in Sections 2.7(f), 2.7(h) and 2.7(j) hereof.

                  (ii) At the Closing, Purchaser shall pay to Seller, by
            wire transfer in immediately available funds to such account or accounts as Seller shall designate in writing to Purchaser not less than three business days prior to the Closing, an aggregate amount equal to (A) the sum of (1) the aggregate Assigned Equipment Values for the Scheduled Intermodal Assets other than the Delayed Delivery Units, (2) 80% of the estimated aggregate Assigned Equipment Values for the Delayed Delivery Units, (3) the Indebtedness Shortfall Amount, if any, (4) the Closing Day Amount, (5) the Net Assets Adjustment Amount and
            (6) 80% of the estimated aggregate Delayed Delivery Units Amount minus the sum of (i) sixty-five thousand three-hundred twenty-eight dollars ($65,328) and (ii) the aggregate amount of security deposits shown on the Closing Date Schedule of Security Deposits. Purchaser may credit the amounts specified in subsections (f) and (g) of Section 5.6 against the cash payments required to be made by it at Closing.

                  (b) For purposes of this Agreement, the term "Closing Day
            Amount" means: (i) if the Closing occurs before March 30, 2001, the product obtained by multiplying (A) ninety-two thousand dollars ($92,000) by (B) the number of calendar days from and including the Closing Date through, to and including March 29, 2001; and (ii) if the Closing occurs after March 30, 2001, the product obtained by multiplying (A) ninety-two thousand dollars ($92,000) by (B) negative one (-1) by (C) the number of calendar days from and including March 31, 2001 through and including the Closing Date.

                  (c) For purposes of this Agreement, the term
            "Indebtedness Shortfall Amount" shall be an amount equal to the difference determined by subtracting (i) the aggregate amount of Indebtedness under the Scheduled Lease-In Transactions as of the Closing from (ii) fifty-six million nine hundred twenty-two thousand four hundred eighty-eight dollars ($56, 922,488). Additionally, the parties hereto agree that for purposes of determining the Indebtedness Shortfall Amount, the aggregate amount of Indebtedness under the Scheduled Lease-In Transactions prior to April 1, 2001 shall not be less than fifty-six million nine hundred twenty-two thousand four hundred eighty-eight dollars ($56,922,488)."

3. Deletion of Section 2.5(d). Subsection (d) of Section 2.5 of the Purchase Agreement hereby is deleted and replaced with the following: "(d) intentionally omitted".

4. Amendment to Section 2.5(e) of the Purchase Agreement. Section 2.5(e) of the Purchase Agreement hereby is amended by amending and restating clause
(ii) contained therein to read as follows:

"(ii) the sum of the Assigned Equipment Values for all New Purchased Equipment (provided that the purchase price of New Purchased Equipment in excess of $500,000 shall not be considered in calculating the Net Assets Adjustment Amount unless such equipment is subject to a lease with a customer in the ordinary course of Seller's business (such excess of New Purchased Equipment which is not subject to a lease is herein referred to as the "Excess New Equipment")), all Leased-In Equipment not listed on Exhibit C but which are subject to a Lease-In Transaction as of the Closing Date, all Managed Equipment not listed on Exhibit C but which are subject to a Management Agreement as of the Closing Date and the sum of the Assigned Equipment Values as reflected on Seller Disclosure Schedule 2.5(e) for all equipment that was not listed on Exhibit A but which has since become a part of Seller's fleet of Domestic Containers and Intermodal Trailers either because (x) the Equipment was initially classified as being lost and subsequently determined not to be lost, or (y) the Equipment was initially classified as being held for sale or sold and subsequently determined to have been retained as part of Seller's fleet (the "Reinstated Equipment"). A list of the Reinstated Equipment is attached hereto as Annex A, which is deemed to be Annex A to Exhibit A to the Purchase Agreement. Seller shall be responsible for any reimbursements due and owing to lessees who have paid to Seller stipulated loss values or made any other payments prior to Closing in respect of Reinstated Equipment."

5. Addition of New Section 2.5(f). The Purchase Agreement hereby is amended by adding the following new Section 2.5(f):

            "(f) Notwithstanding the inclusion in the Closing Date Schedule of Acquired Assets of the units listed on Schedule 2.5(f) attached hereto, such units constitute Sold Equipment and are reflected as such in the calculation of the Net Assets Adjustment Amount."

6. Amendment to Section 2.6 of the Purchase Agreement. (a) The date "March 31, 2001" appearing in clause (i) of the first sentence of Section 2.6 of the Purchase Agreement hereby is replaced with "March 30, 2001".

            (b) The last sentence of Section 2.6(a) hereby is deleted and replaced with the following new sentences:

            "Notwithstanding that the Closing shall occur on March 30, 2001, the sale, transfer, assignment, conveyance and delivery of the Acquired Assets (other than in respect of the Delayed Delivery Units), and the assumption of the Assumed Liabilities, will be effective as of March 31, 2001, which is referred to herein as the "Closing Date". For the avoidance of doubt, the benefits and risks of ownership of the Acquired Assets, including any revenues attributable thereto, shall remain with the Seller through the end of the Closing Date, and the responsibility for the payment, performance and discharge of the Liabilities referred to in Sections 2.3(a), (b), (c) and
            (g), shall remain with the Seller through the end of the Closing Date."

            (c) Subsection (b) of Section 2.6 hereby is amended to read in its entirety as follows:

                  "(b) Subject to the provisions of Section 2.8 hereof, at
            the Closing, the sale, transfer, assignment, conveyance and delivery of the Acquired Assets and the assumption of the Assumed Liabilities shall be effected pursuant to an assignment and assumption agreement in customary form (the "Assignment and Assumption Agreement") and such other documents and instruments as are required by Article VII hereof and as may be necessary in order to effect the sale of the Acquired Assets to Purchaser and the assumption of the Assumed Liabilities by Purchaser. Record title to certain of the Transamerica Assets has not been transferred into the name of Seller or one of its subsidiaries. Seller will at the Closing assign its rights in the power of attorney executed by Transamerica in favor of Seller or one of its subsidiaries for purposes of retitling or reregistering such Transamerica Assets in Purchaser's name. To the extent that such assignment is ineffective for such purpose, Seller or one of its subsidiaries shall promptly take, at their sole expense, such action as is necessary for such Transamerica Assets to be retitled or reregistered in Purchaser's name, including, if necessary, first retitling or reregistering such Transamerica Assets in Seller's name or the name of one of its subsidiaries."

7. Amendment to Section 2.7(h) of the Purchase Agreement. Section 2.7(h) of the Purchase Agreement hereby is amended and restated in its entirety to read as follows:

                  "(h) On or prior to April 12, 2001 (or such later date
            that the parties mutually agree), Seller shall deliver written notice to Purchaser advising it as to each Intermodal Trailer sold by Seller to Purchaser pursuant to this Purchase Agreement for which Seller did not deliver an original good title or duplicate title ("Good Title") at the Closing or thereafter. Purchaser shall, at its option, have the right upon written notice to Seller delivered by April 17, 2001 (or such later date that the parties mutually agree) to cause Seller's ownership interest in those Intermodal Trailers lacking Good Title to be transferred back to Seller, and to cause Seller in turn to sell, transfer and convey to Transamerica any such affected Intermodal Trailer for the amount set forth in Section
            6.24 of the Transamerica Agreement (the "Repurchase Amount"). The Purchase Price shall be reduced by the sum of (i) all such Repurchase Amounts with respect to all Acquired Assets other than Delayed Delivery Units and (ii) the amount paid by Purchaser at Closing pursuant to Section 2.8(b) hereof with respect to Delayed Delivery Units, and within three (3) Business Days of Seller's receipt of Purchaser's written notice to Seller (which shall be accompanied by appropriate title transfer documentation), Seller shall pay to Purchaser, by wire transfer of immediately available funds to such account as Purchaser shall designate, an aggregate amount equal to such sum, together with interest accruing from the Closing Date to the date immediately prior to the date of such payment, at an annual rate equal to LIBOR plus 2%. Except for Units which Seller sells, transfers and conveys to Transamerica within sixty (60) days following the Closing Date, Seller shall apply for a duplicate title at Seller's expense for each Intermodal Trailer for which Seller has not delivered an original good title or previously made such an application."

8. Addition of New Section 2.7(j). The Purchase Agreement hereby is amended by adding the following new Section 2.7(j):

                  (j) After Closing and pursuant to the procedure set forth
            in this Section 2.7(j), the Purchase Price shall be reduced by the Maintenance Shortfall Amount, if any, as hereinafter defined. From January 1, 2001 through the Closing Date, if the amount of maintenance expenses incurred by Seller and its Subsidiaries (such pro-rata portion is hereinafter referred to as the "Actual Maintenance Expense") with respect to the Transamerica Assets is less than the pro-rata portion of eighteen million dollars ($18,000,000) based on a 365 day year (the "Required Maintenance Expense"), then the Purchase Price shall be reduced by the difference between the Required Maintenance Expense and the Actual Maintenance Expense (such reduction being referred to herein as the "Maintenance Shortfall Amount").

                        Within 180 days after the Closing Date, Seller
            shall deliver to Purchaser a detailed written notice identifying its calculation of the Actual Maintenance Expense and the Maintenance Shortfall Amount, if any, along with documentation reasonably supporting the calculation thereof. Purchaser shall have the opportunity during the 90-day period following its receipt of Seller's calculation of the Maintenance Shortfall Amount (the "Maintenance Shortfall Review Period") to review the aforementioned calculations and supporting documentation and dispute the amounts set forth therein (the "Maintenance Dispute"). The failure of Purchaser to notify Seller in writing within the Maintenance Shortfall Review Period of Purchaser's objection to Seller's calculation of the Maintenance Shortfall Amount shall be deemed Purchaser's acknowledgment that such amount is accurate and final and binding upon the parties. If Purchaser notifies Seller of a Maintenance Dispute during the Maintenance Shortfall Review Period, the parties shall, during the 15 Business Days following delivery of the notice (the "Maintenance Negotiation Period") that sets forth the Maintenance Dispute (the date of delivery of such notice being referred to herein as the "Maintenance Unresolved Dispute Notice Date"), negotiate in good faith and use reasonable efforts to reach agreement on the disputed items. If, during the Maintenance Negotiation Period, the parties are unable to reach a final and binding agreement, then they shall promptly pursue binding arbitration by either:
            (i) an independent arbitrator reasonably satisfactory to Purchaser and Seller (who shall not have any material relationship with Purchaser or Seller or any of their affiliates) or (ii) in the event Purchaser and Seller are unable to select an arbitrator who is mutually satisfactory within ten Business Days of the end of the Maintenance Negotiation Period, then the American Arbitration Association shall select an arbitrator. As promptly as practicable, the arbitrator will deliver a report setting forth the final and binding resolution of the Maintenance Dispute. Any such arbitration shall be final, conclusive and binding upon the parties hereto. The cost of such arbitration shall be borne equally by Purchaser and Seller unless the arbitrator shall decide entirely in favor of one party, in which case the cost of such arbitration shall be borne by the non-prevailing party.

                        Within five Business Days of the resolution of all
            disputes relating to the Maintenance Shortfall Amount, the Purchase Price shall be reduced by the final Maintenance Shortfall Amount, if any. Any payment of an amount to be paid pursuant to this Section 2.7(j) shall be made within three (3) Business Days after the date the Maintenance Shortfall Amount, if any, becomes final and binding on the parties hereto, together with interest accruing from the Closing Date to the date immediately prior to the date of such payment, at an annual rate equal to LIBOR plus 2%, by wire transfer of immediately available funds to such account or accounts as Purchaser shall designate. The parties shall make available to each other and each other's representatives all information and data reasonably required to compile and dispute the Maintenance Shortfall Amount.

                        If there is a Maintenance Shortfall Amount and
            Seller makes a payment to Purchaser pursuant to this Section 2.7(j), then Seller shall be entitled to a reimbursement from Purchaser for any invoices Seller receives after the calculation of the Maintenance Shortfall Amount and on or prior to the one year anniversary of the Closing Date for any maintenance expenses incurred by Seller between January 1, 2001 and the Closing Date up to the amount of the Maintenance Shortfall Amount.

9. Addition of New Section 2.8. The Purchase Agreement hereby is amended by adding the following new Section 2.8:

            "SECTION 2.8 DELAYED DELIVERY OF TRAILERS.

                  (a) Notwithstanding the provisions of Sections 2.1 and
            2.6(b) hereof, 1,262 Intermodal Trailers owned by Seller will not be conveyed to Purchaser at the Closing (the "Delayed Delivery Units"), and title to and delivery of the Delayed Delivery Units instead will be conveyed and made to Purchaser on a delayed basis pursuant to and at the times specified in the provisions of this Section 2.8. Titles delivered at the Closing to Purchaser for the Delayed Delivery Units will be deemed to be held in escrow by Purchaser pending the transfer of title to Purchaser pursuant to Section 2.8(f) of the Purchase Agreement.

                  (b) Purchaser will inspect and, on or prior to two
            Business Days before the Closing, designate in writing to Seller the Delayed Delivery Units from the Intermodal Trailers. The purchase price for each Delayed Delivery Unit will be the Assigned Equipment Value for such unit as reflected on Schedule 2.5(e), plus the Delayed Delivery Unit Amount for such unit, as specified in subsection (e) below. At the Closing, 80% of the estimated aggregate Assigned Equipment Values and Delayed Delivery Unit Amounts with respect to the Delayed Delivery Units will be paid to Seller pursuant to the provisions of
            Section 2.5(a)(ii) as a down payment for the purchase price of such units.

                  (c) From time-to-time, Purchaser will designate in
            writing to Seller vendors to complete drayage, logo removal, logo installation and repairs to the Delayed Delivery Units (the "Designated Services") at the direction of, and at prices to be negotiated by, Purchaser. Seller will contract with the vendors designated by Purchaser to perform the Designated Services and will take the necessary actions to allow such services to be performed by such vendors.

                  (d) Over the course of twelve months from and after the
            Closing Date, Seller will arrange for the Designated Services to be completed at its cost and, following the completion of such Designated Services, cause the Delayed Delivery Units to be delivered to Purchaser in accordance with its written instructions. Any Delayed Delivery Units not previously delivered to Purchaser on the one year anniversary of the Closing Date will be delivered to Purchaser on such date.

                  (e) For the purposes hereof, the Delayed Delivery Unit
            Amount for each Delayed Delivery Unit will be the cost to Seller of completion of the Designated Services, plus $100. On a monthly basis as soon as practicable after the first of the month, commencing on the month subsequent to the month in which Delayed Delivery Units are first delivered to Purchaser, Purchaser shall pay Seller the balance of the purchase price due and owing (the "Balance") in respect of each Delayed Delivery Unit delivered to Purchaser during the preceding month (the "Month's Units"). The Balance shall be the sum of (1) the amount determined by subtracting the estimate of the Assigned Equipment Value for such unit previously paid from the actual Assigned Equipment Value of such unit, plus (2) the amount determined by subtracting the estimated Delayed Delivery Unit Amount for such unit previously paid from the actual Delayed Delivery Unit Amount for such unit. If such sum is a negative number, such amount shall be due and owing from Seller to Purchaser. As promptly as practicable prior to such dates, Seller will furnish Purchaser with a schedule of such amounts that are due and owing and supporting documentation.

                  (f) Seller will retain title to and risk of loss and
            ownership for each Delayed Delivery Unit until delivery is made to Purchaser in accordance with the provisions of this Section
            2.8. Title and risk of loss for each unit will transfer to Purchaser upon delivery at the time specified by Purchaser.

                  (g) In the event any Delayed Delivery Unit is destroyed,
            stolen or otherwise becomes Missing Equipment prior to delivery to Purchaser at the designated destination, the Purchase Price will be reduced by the Assigned Equipment Value plus the Delayed Delivery Unit Amount, if any, in respect of such unit. The down payment paid by Purchaser at Closing in respect of any such units (viz., 80% of the sum of the estimated Assigned Equipment Value and Delayed Delivery Unit Amount) will be returned by Seller to Purchaser promptly after such unit suffers such destruction, is stolen or otherwise becomes Missing Equipment."

10. Amendment to Section 3.20 of the Purchase Agreement. Section 3.20 of the Purchase Agreement hereby is amended and restated in its entirety to read as follows:

            "SECTION 3.20 INDEBTEDNESS. The aggregate amount of
            Indebtedness under the Scheduled Lease-In Transactions as of March 31, 2001 will be $56,922,488, and Purchaser waives any breach of this representation because of such Indebtedness being greater than such amount."

11. Amendment to Sections 5.4(a) and 5.4(b) of the Purchase Agreement. Sections 5.4(a) and 5.4(b) of the Purchase Agreement are hereby amended by adding the words "and thereafter for a period of up to one year" immediately after the word "Closing" in the first two instances in which the word "Closing" appears in each of Sections 5.4(a) and 5.4(b). Sections 5.4(a) and 5.4(b) of the Purchase Agreement are hereby further amended by adding the words "and Seller each" immediately after the word "Purchaser" in the first instance in which the word "Purchaser" appears in each of Sections 5.4(a) and 5.4(b).

12. Amendment to Section 5.6 of the Purchase Agreement. Section 5.6 of the Purchase Agreement hereby is amended to add the following new subsections
(f), (g) and (h):

                  "(f) Any payment received by Seller or any of its
            Subsidiaries on or prior to the Closing Date to the extent relating to the rentals of any of the Intermodal Assets for any periods commencing after the Closing Date pursuant to Seller's advance billing practices or otherwise shall be for the account of Purchaser. At least two Business Days prior to the Closing Date, Seller shall deliver to Purchaser a statement of the payments received by Seller as described in this subsection
            (f), which statement will be brought current through the Closing Date to account for any receipt of payments prior to the Closing. Purchaser will be entitled to credit the amounts described in this subsection (f) against the cash payments required to be made by it at Closing. Any amounts described in this subsection (f) received by Seller for which Purchaser does not apply such credit shall be promptly remitted to Purchaser.

                  (g) Any "Early Termination Payments" shall be for the
            account of Purchaser. For purposes of this Agreement, the term "Early Termination Payments" shall be the aggregate amount of payments, including, without limitation, pre-payment penalties and retroactive rental adjustments, received by Seller or any of its Subsidiaries, if any, after the date hereof in connection with or due and owing as a result of the early termination of all or any part of any Lease Transaction. Notwithstanding the foregoing sentence, if the Closing occurs on or after May 1, 2001, then the Early Termination Payments shall be the amount determined pursuant to the preceding sentence, less the normal per diem rentals that Purchaser otherwise would have been paid under the applicable Lease Transaction without the early termination from the period commencing on May 1, 2001 and ending on the day prior to the Closing Date. At least two Business Days prior to the Closing Date, Seller shall deliver to Purchaser a statement of the Early Termination Payments, if any, received by Seller prior to the Closing, which statement will be brought current through the Closing Date to account for any receipt of payments prior to the Closing. Purchaser will be entitled to credit any Early Termination Payment against the cash payments required to be made by it at Closing. Any Early Termination Payment received by Seller for which Purchaser does not apply such credit shall be promptly remitted to Purchaser.

                  (h) To the extent that following the Closing, Purchaser
            has or possesses a title certificate or other ownership documentation to any domestic container or trailer which was not an Acquired Asset but which was previously owned by Seller or any of its Subsidiaries and sold prior to the Closing, Purchaser will return such title certificate or other ownership documentation to Seller, promptly following the identification of any such certificate or documentation by Seller and notification to Purchaser."

13. Amendment to Section 5.16(a) of the Purchase Agreement. Section 5.16(a) of the Purchase Agreement is hereby amended by adding the words "(iv) and the operations with respect to Delayed Delivery Units to be conducted by Seller as contemplated by Section 2.8 hereof" immediately after the words "as contemplated by Section 5.15 hereof" in the fifteenth line of Section 5.16(a).

14. Amendment to Section 11.3 of the Purchase Agreement. Section 11.3 of the Purchase Agreement hereby is amended to read in its entirety as follows:

            "SECTION 11.3 SUCCESSORS AND ASSIGNS; ASSIGNMENTS. All terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective transferees, successors and assigns. No party hereto may assign any of its rights or delegate any of its obligations hereunder without the prior written consent of the other party, except Purchaser may assign, without the need to obtain the consent of Seller, certain or all of its rights and obligations (including, without limitation, its rights under Section 5.7 hereof), fully or partially, before and/or after the Closing (provided it continues to fully and unconditionally guarantee such obligations), to a Subsidiary or other entity controlled by Purchaser or Purchaser's parent company, General Electric Capital Corporation. Any such attempted assignment or delegation that requires the consent of Seller without such consent shall be null and void."

Amendment to Seller Disclosure Schedule; Waiver of Claims.  Section
3.18 of the Seller Disclosure Schedule hereby is amended to add thereto the following: Agreement on the Open Contract of Marine Insurance No. 00Q21465G (LTL: Dry) dated August 1, 2000 among Interpool, Inc., Transamerica Leasing Inc. and Tokyo Marine and Fire Insurance Co., Ltd. (the "Tokyo Marine Policy"). Purchaser hereby waives any indemnification rights claims, rights or causes of action arising from any alleged breach of representation and warranty or otherwise that Purchaser would or could have had under the Purchase Agreement resulting from Seller's failure to disclose to Purchaser in the Seller Disclosure Schedule as exceptions to the representations and warranties made by Seller to Purchaser in
Article III of the Purchase Agreement or otherwise the following:
(i) the Tokyo Marine Policy, (ii) the early termination of units by Pacer under Seller's Lease Transaction with Pacer or (iii) the damage waiver provisions obligating the lessor to incur the costs of certain repairs under Seller's Lease Transactions with Pacer.

15. Amendment to Seller Disclosure Schedule; Waiver of Condition. Section 7.2(d) of the Seller Disclosure Schedule hereby is amended to delete the following:

            "Norfolk Southern Corporation
            -Equipment Lease Agreement dated August 20, 1984."

            "Union Pacific Railroad
            -Master Lease Agreement dated February 1, 1986.
            -Equipment Lease Agreement dated April 15, 1993."

Moreover, Purchaser hereby waives its rights pursuant to Article VII of the Agreement arising from the failure to obtain any of the consents, waivers, authorizations and approvals of third Persons which are set forth in
Section 7.2(d) of the Seller Disclosure Schedule.

16. Effect on Purchase Agreement. The amendments to the Purchase Agreement contemplated by this Amendment are limited precisely as written and shall not be deemed to be an amendment to any other terms or conditions of the Purchase Agreement. The Purchase Agreement shall continue in full force and effect as amended by this Amendment. From and after the date hereof, all references to the Purchase Agreement shall be deemed to mean the Purchase Agreement, as amended by this Amendment.

17.   Miscellaneous.

(a) Governing Law. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED UNDER THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ANY CONFLICTS OF LAWS PROVISIONS THEREOF.

(b) Headings. The section headings in this Amendment are intended solely for convenience and shall be given no effect in the construction and interpretation hereof.

(c) Counterparts. This Amendment may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

            IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by a duly authorized officer of each party hereto as of the date first above written.

                        INTERPOOL, INC.


                        By:  /s/ Mitchell I. Gordon
                             -------------------------
                        Name:  Mitchell I. Gordon
                        Title: Executive Vice President & Chief
                               Financial Officer


                        TRANSPORT INTERNATIONAL POOL, INC.


                        By:  /s/ James L. Robo
                             -------------------------
                        Name:   James L. Robo
                        Title:  Chief Executive Officer and President